Exhibit 7.1

STATEMENTS REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		2004	2005	2006	2007	2008
		As adjusted
	Mexican FRS

	Income before taxes on profits	28,002,273	33,432,068	61,527,609	81,151,600	79,463,731

Plus:	Fixed charges:
	Interest expense	6,005,642	9,151,266	9,618,645	9,865,355	11,610,982
	Interest implicit in operating leases	121,676	189,596	263,090	338,440	352,989

	Earnings under Mexican FRS	34,129,591	42,772,929	71,409,344	91,355,395	91,427,702

	Mexican FRS:
Less:	Equity interest in net (loss) income of affiliates	103,474	45,734	(37,778)	(57,621)	(109,416)

	U.S. GAAP:
	Total U.S. GAAP adjustments, net	(226,764)	(98,653)	(3,870,766)	(3,278,261)	(5,413,208)
Less:	Deferred income tax	60,507	(32,350)	1,948,894	57,859	(2,272,321)
Less:	Interest capitalized during the period	(680,119)	(1,448,771)	(974,757)	21,851	5,764,559
Plus:	Non-controlling interest	394,204	73,993	87,517	109,822	89,892
Plus:	Depreciation of capitalized interest	167,670	269,541	346,648	424,143	(346,528)

	U.S. GAAP adjustments without deferred income tax and capitalized interest	(284,501)	(1,236,239)	(2,462,464)	(2,664,586)	(2,177,605)

	Earnings under U.S. GAAP	33,948,564	41,582,424	68,909,102	88,633,188	89,140,681

	Fixed charges:
	Interest expense under U.S. GAAP	5,447,200	7,892,091	8,906,978	10,225,646	17,728,531
Plus:	Interest capitalized during the period	680,119	1,448,771	974,757	(21,851)	(5,764,559)

	Fixed charges under U.S. GAAP	6,127,318	9,340,862	9,881,735	10,203,795	11,963,971

	Mexican FRS	5.6	4.6	7.2	9.0	7.6

	U.S. GAAP	5.5	4.5	7.0	8.7	7.5